Exhibit 99.2
Peru Copper Inc.
(an exploration stage company)
Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)

REPORT OF MANAGEMENT
The accompanying consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgement based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that the assets are safeguarded form loss.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board exercises its responsibilities through the Audit Committee of the Board, which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) Gerard Wolfe	(Signed) Eric Pietz
Chief Executive Officer	Chief Financial Officer
March 30, 2007	March 30, 2007
AUDITORS’ REPORT
To the Shareholders of
Peru Copper Inc.
We have audited the consolidated balance sheets of Peru Copper Inc. (the “Company”) as at December 31, 2006 and 2005, and the consolidated statements of shareholders’ equity, operations and deficit, and cash flows for the years ended December 31, 2006, 2005, 2004, and for the period from April 24, 2003 to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the result of its operations and its cash flows for the years ended December 31, 2006, 2005, 2004, and for the period from April 24, 2003 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, B.C., Canada
March 30, 2007

Peru Copper Inc.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in U.S. dollars)

	December 31,	December 31,
	2006	2005
	$	$
Assets

Current assets
Cash and cash equivalents	35,649,917	26,677,452
Restricted cash (note 3)	500,000	2,000,000
Prepaid expenses and advances	297,713	89,753

	36,447,630	28,767,205

Deposit on water treatment plant (note 3)	14,949,666	—

Loans receivable (note 3)	—	1,377,754

Property, plant and equipment — net of accumulated depreciation of $157,375 (December 31, 2005 - $79,871)	955,035	372,351

Exploration properties (note 3)	62,973,520	29,989,772

	115,325,851	60,507,082

Liabilities

Current liabilities
Accounts payable and accrued liabilities	13,757,774	916,298
Due to related parties (note 4)	155,763	115,418

	13,913,537	1,031,716

Shareholders’ Equity

Share capital (note 5)
Authorized : Unlimited with no par value

Issued and outstanding 119,208,624 (December 31, 2005 — 97,741,744) common shares	103,422,802	59,894,867

Contributed surplus	5,082,046	3,323,299

Deficit	(7,092,534)	(3,742,800)

	101,412,314	59,475,366

	115,325,851	60,507,082

Contingencies and commitments (note 3)
Subsequent Events (note 3 and 8)

Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Gerald Wolfe	Director
The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
(expressed in U.S. dollars)

					Deficit
					accumulated
		Warrants			during the
		and	Common	Contributed	exploration	Total
	Common	agent	stock	surplus	stage	equity
	stock	options	$	$	$	$

Balance — December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance — December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash – options exercised	200,000	(200,000)	280,000	—	—	280,000
Fair value of options exercised			117,410	(117,410)	—	—
Shares issued for cash – Warrants exercised	3,514,424	(3,514,424)	5,974,511	—	—	5,974,511
Warrants expired	—	(1,381)	—	—	—	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Stock-based compensation	—	—	—	2,295,060	—	2,295,060
Loss for the period	—	—	—	—	(3,421,771)	(3,421,771)

Balance — December 31, 2005	97,741,744	20,252,077	59,894,867	3,323,299	(3,742,800)	59,475,366

Shares issued for cash – Options exercised	1,353,780	—	1,947,955	—	—	1,947,955
Shares issued for cash – Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	40,226,200
Warrants expired	—	(8,084)	—	—	—	—
Fair value of options exercised	—	—	1,353,780	(1,353,780)	—	—
Stock-based compensation	—	—	—	3,112,527	—	3,112,527
Loss for the period	—	—	—	—	(3,349,734)	(3,349,734)

Balance — December 31, 2006	119,208,624	130,893	103,422,802	5,082,046	(7,092,534)	101,412,314

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in U.S. dollars)

				Period from
	Year ended	Year ended	Year ended	April 24, 2003
	December 31,	December 31,	December 31,	to December
	2006	2005	2004	31,2006
	$	$	$	$
Interest income	1,780,777	844,429	261,441	2,888,917

Expenses
Stock-based compensation	2,082,545	1,783,528	650,775	4,516,848
Professional fees	1,373,253	988,993	155,662	2,517,908
Management fees and salaries	903,657	613,820	202,673	1,720,150
Listing and filing fees	278,286	227,827	147,857	655,893
Office	275,866	200,831	110,736	595,127
Shareholder information	165,093	85,347	8,821	259,261
Travel	235,321	110,938	142,229	488,488
Donations and Scholarships	4,516	—	41,337	45,853
Bank charges	8,679	2,258	1,258	12,195
Depreciation	3,528	2,461	1,350	7,339
U.S. registration	—	71,981	224,204	296,185
Exploration costs	—	—	—	36,052
Foreign exchange loss (gain)	(200,233)	178,216	(1,148,173)	(1,169,848)

	5,130,511	4,266,200	538,729	9,981,451

Loss for the period	(3,349,734)	(3,421,771)	(277,288)	(7,092,534)

Deficit — Beginning of period	(3,742,800)	(321,029)	(43,741)	—

Deficit — End of period	(7,092,534)	(3,742,800)	(321,029)	(7,092,534)

Loss per share — basic and diluted	(0.03)	(0.04)	(0.00)	—

Weighted average number of shares outstanding	114,612,727	94,605,447	65,730,995	—

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in U.S. dollars)

				Period from
	Year ended	Year ended	Year ended	April 24, 2003
	December 31,	December 31,	December 31,	to December
	2006	2005	2004	31,2006
	$	$	$	$
Cash flows from (used in) operating activities
Loss for the period	(3,349,734)	(3,421,771)	(277,288)	(7,092,534)
Items not affecting cash
Depreciation	3,528	2,461	1,350	7,339
Stock-based compensation	2,082,545	1,783,528	650,775	4,516,848
Change in non-cash working capital items
Prepaid expenses and advances	(207,960)	15,313	(59,328)	(284,472)
Accounts payable and accrued liabilities	(847,794)	(807,985)	46,668	(1,521,679)

	(2,319,415)	(2,428,454)	362,177	(4,374,498)

Cash flows from (used in) financing activities
Share capital issued for cash — net	42,174,155	6,254,511	52,689,180	102,295,408
Contributed Surplus	—	—	200,000	200,000
Due to related parties	40,345	(188,681)	41,985	135,763

	42,214,500	6,065,830	52,931,165	102,631,171

Cash flows from (used in) investing activities
Restricted cash	1,500,000	—	(2,000,000)	(500,000)
Deposit on Water Treatment Plant	(14,949,666)	—	—	(14,949,666)
Loans receivable	(1,790,393)	(1,377,754)	—	(3,168,147)
Exploration properties	(15,045,095)	(16,022,873)	(10,636,430)	(42,899,185)
Purchase of property, plant and equipment	(637,466)	(266,625)	(165,666)	(1,089,758)

	(30,922,620)	(17,667,252)	(12,802,096)	(62,606,756)

Increase (decrease) in cash and cash equivalents	8,972,465	(14,029,876)	40,491,246	35,649,917

Cash and cash equivalents — Beginning of period	26,677,452	40,707,328	216,082	—

Cash and cash equivalents — End of period	35,649,917	26,677,452	40,707,328	35,649,917
Non-cash investing and financing activities
Shares issued for acquisition of Peru Copper Syndicate Ltd.	—	—	(124,747)	(124,747)

Loan receivable included in acquisition of exploration properties	3,168,147	—	—	3,168,147

Shares issued for services	—	—	—	10,000

Exploration properties — Stock-based compensation	1,029,982	511,532	—	1,541,514

Exploration properties — Depreciation	51,254	22,922	—	74,176

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at December 31, 2006, the Company has no properties under development and to date has not generated any operating revenues. Consequently, it is considered to be in the exploration stage.

2	Significant accounting policies

Generally accepted accounting principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from that in the United States as set out in note 10.

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd., Minera Peru Copper S.A. and Minera Centenario S.A.C.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Financial statements items subject to significant estimates include the exploration properties and the measurement of stock-based compensation. Actual results may differ from those estimates.

Foreign currency translation

The Company’s subsidiaries are considered an integrated foreign operation. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at historical exchange rates; revenue and expense items are translated at the average rate for the period. Foreign exchange gains and losses on translation are included in the statement of operations in the period in which they occur.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
Cash and cash equivalents
For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at time of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.
Property, plant and equipment
Property and equipment are carried at cost and depreciation is calculated over the estimated useful life of the assets on a straight-line basis. Depreciation of property and equipment related to the project is capitalized under exploration properties; all other depreciation of property and equipment is expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
(in years)
Vehicles	5
Office equipment and furniture	4 to 10
Mineral properties
The Company capitalizes all costs related to mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse, or the property is determined to be impaired.
All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions or changes in circumstance that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the carrying value of the property will be written down to its fair-value.
The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.
These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.
Asset retirement obligations
Asset Retirement Obligations requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.
As at December 31, 2006 the Company does not have any asset retirement obligations.
Income taxes
The Company follows the liability method for recording income taxes. Under this method, future income taxes are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income taxes are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income taxes of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income taxes recognized is limited to the amount of the benefit that is likely to be realized.
Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing income (or loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.
Stock-based compensation
The Company accounts for all stock-based awards made to employees and non-employees using the fair value method.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
Share capital
The proceeds from the exercise of stock options and warrants, in addition to the estimated fair value attributable to those options and warrants exercised, are recorded as share capital in the amount for which the options or warrants were exercised.
Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing  shares for cash, as determined by the board of directors of the Company.
3	Exploration properties — Toromocho Project

	December 31,	December 31,
	2006	2005
	$	$
Balance — Beginning of year	29,989,772	12,756,598

Costs for the year:
Water treatment plant project	198,310	—
Supplies and general	5,599,841	2,536,686
Salaries and consulting	4,200,312	3,591,827
Drilling	1,883,828	6,195,624
Value added tax	1,421,321	1,719,595
Acquisition and lease	17,940,622	336,760
Stock-based compensation	1,029,983	511,532
Assay sampling and testing	507,856	1,176,398
Travel	128,436	111,605
Depreciation	73,239	53,147
Royalty advance	—	1,000,000

Costs for the period	32,983,748	17,233,174

Balance — End of year	62,973,520	29,989,772

Deposit on water treatment plant	15,000,000	—
Expenditures relating to water treatment plant	(50,334)	—

Balance — End of year	14,949,666	—

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro- del Peru S.A. (“Centromin”). Centermin transferred its interest in the Toromocho Option to Activos Mineros S.A.C. (“Activos”), a Peruvian government entity. Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.
In 2006, the Toromocho Option was renewed for a fourth year, and can be renewed for one additional annual period.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
Under the terms of the contract, the Company was required to invest in the project a cumulative amount of no less than $3 million (completed) in the first two contract years. In addition, the Company’s commitments under the option agreement were to expend a further $3 million in each of the third, fourth and fifth year (completed).
Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its total expenditure obligation of $12 million.
Upon exercise of the Toromocho Option, the Company must enter into a Transfer Agreement with Activos to transfer Activos’ interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30 million towards required development obligations.
The Company has deposited $15 million in a restricted, non-refundable account for the construction of a water treatment plant to treat water coming from the Morococha mining district. The Company will be responsible for the construction of the water treatment plant and administration of funds used for studies and construction. Once constructed, the Company and other mining companies in the Morococha mining district will pay their pro-rata share of the operating costs of the plant and, eventually, the closure costs of the plant. The Company will have no responsibility or liability for the operation of the plant once it is constructed. The Company will be responsible for construction costs over and above the initial estimate of $15 million. Of the $15 million, $50,334 has been spent on expenses related to the water treatment plant.
Restricted cash of $500,000 has been provided as security for possible environmental liabilities resulting from exploration drilling. Under an addendum to the Toromocho Option Agreement, the Company contributed $1 million to a fund to improve the economic and social conditions in the area influenced by the Toromocho Project. The Company made a second payment of $1 million in September 2005, which is an advance against future royalties.
In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that the concessions were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.
On October 10, 2006, the Company resolved a land dispute between the community of Pucara and Centromin. The resolution relates to land located within the boundaries of the Toromocho Option. In exchange for the community abandoning a legal action against Centromin, the Company contributed land, equipment and facilities valued at $1.95 million, to the Pucara community. In addition, the Company made a cash payment in the amount of $1.86 million to the community in January 2007, this cash payment has been included in accounts payable as at December 31, 2006. In addition, the Company has an obligation to pay for the settlement of any outstanding legal fees of Pucara in relation to its land dispute with Centromin to a maximum of $1 million.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
On October 3, 2006, the Company entered into an option to purchase 1,350 hectares from the Yauli community for future use as a tailings deposit. The terms of the agreement provide that the Company will contribute $0.7 million toward community projects before October 4, 2009.
Acquisition of mining concessions
On May 9, 2005, the Company entered into purchase agreements whereby it acquired $7.7 million of loans receivable by various lender institutions in Peru for payments totalling $2.9 million. Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), the borrower of the purchased loans, owns mining concessions and surface rights adjacent to the Toromocho Project.
On March 16, 2006 the Company entered into a general framework agreement with Austria Duvaz, a privately held Peruvian mining company, whereby the Company acquired an exclusive option to purchase certain mining concessions and surface areas held by Austria Duvaz located in the Morococha mining district. These concessions are of interest to the Company because they are directly adjacent to the concessions that comprise the Toromocho pit.
In October 2006, the Company finished its due diligence of the Austria Duvaz mining concessions and executed two agreements with Austria Duvaz, a transfer option agreement on mining concessions and a share purchase agreement for an additional group of mining concessions.
The transfer option agreement, which has a term of 5 years, applies to 27 wholly owned mining concessions and to the interests of Austria Duvaz in 3 additional mining concessions. Under the terms of the option agreement, the Company will assume and settle $13.1 million in outstanding debts associated with these mining concessions. In 2006, the Company agreed to pay $2.0 million in settlement of $2.9 million of these outstanding debts, which will be paid over a 5 years period beginning in the first quarter of 2007.
Pursuant to the share purchase agreement with Austria Duvaz, the Company acquired Minera Centenario S.A.C. (“Centenario”), a Peruvian company holding title to a group of 30 mining concessions subject to the agreement with Austria Duvaz. The Company has agreed to pay an additional sum of $8.0 million to the shareholders of Centenario. In 2006, $2.0 million was paid to the Centenario shareholders and $6 million has been included in the liabilities of the Company as at December 31, 2006.
In addition to the $13.1 million in debts assumed pursuant to the transfer option agreement, the Company assumed $7.7 million of Austria Duvaz debt held by various banking institutions. The Company renegotiated this debt and was able to reduce the total financial debt obligation to $2.9 million, of which $1.4 million was repaid in 2005 and the remaining $1.5 million repaid in 2006.
4	Related party transactions
a)	During the year ended December 31, 2006, the Company received consulting and management services from certain principal directors or companies controlled by directors in the amount of $251,025 (December 31, 2005 — $311,840).

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
b)	During the year ended December 31, 2006, the Company received legal services from a law firm, in which an officer of the Company is a partner in the law firm, in the amount of $192,793. (December 31, 2005 — $123,952).

c)	The amounts payable to related parties are non-interest bearing, due on demand and unsecured.
5	Share capital
The share capital of the Company is composed of an unlimited number of common and preferred shares. As at December 31, 2006, no preferred shares are issued and outstanding.
Share purchase options
The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

		Weighted
		average
	Number of	exercise price
	options	(in C$)	Expiry
Options outstanding at December 31, 2004	5,922,100	1.70

Granted	1,950,400	1.53	2010
Cancelled	(359,500)	1.69	2009

Options outstanding at December 31, 2005	7,513,000	1.65

Granted	1,721,500	5.06	2011
Exercised	(1,353,780)	1.71	2009
Cancelled	(840,460)	2.63	2009

Options outstanding at December 31, 2006	7,040,260	2.36

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at December 31, 2006:

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)

	Exercise
	price	Number	Number
Expiry date	$	outstanding	exercisable
February 24, 2009	US$1.40	720,000	720,000
June 29, 2009	US$1.40	204,800	204,800
October 6, 2009	C$1.65	2,718,960	2,391,980
November 24, 2009	C$1.56	576,000	456,000
February 8, 2010	C$1.26	300,000	240,000
May 5, 2010	C$1.58	984,000	609,200
February 6, 2011	C$4.25	300,000	60,000
May 10, 2011	C$5.40	546,500	109,300
August 10, 2011	C$4.97	550,000	—
August 28, 2011	C$5.41	100,000	—

		7,040,260	4,791,280

On February 6, 2006, the Company issued 300,000 share purchase options to a director of the Company with an exercise price of C$4.25. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on August 6, 2006. All of these options will expire on February 6, 2011. The Company estimated the fair value of these options to be $710,604.
On May 10, 2006, the Company issued 771,500 share purchase options to officers and employees of the Company with an exercise price of C$5.40. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on November 10, 2006. All of these options will expire on May 10, 2011. The Company estimated the fair value of these options to be $2,400,265.
On August 10, 2006, the Company issued 550,000 share purchase options to employees of the Company with an exercise price of C$4.97. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on Febuary 10, 2007. All of these options will expire on August 10, 2011. The Company estimated the fair value of these options to be $1,559,055.
On August 28, 2006, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price of C$5.41. These share purchase options vest in tranches of 20% every six months with the first tranche vesting on Febuary 28, 2007. All of these options will expire on August 28, 2011. The Company estimated the fair value of these options to be $311,613.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
The fair values of the options granted during the years ended December 31, 2006 and 2005 were estimated using the Black-Scholes options pricing method with the following assumptions:

	Year Ended	Year Ended
	December	December
	31, 2006	31, 2005
Risk-free interest rate	4.12 - 4.30%	3.53% - 4.26%
Expected dividend yield	—	—
Expected stock price volatility	75%	75%
Expected option life in years	5	5
Stock-based compensation expense is being recorded over the vesting period of the share purchase options granted. During the year ended December 31, 2006, compensation expense of $3,112,529 was recorded. Of this amount $2,082,545 was an operating expense in the period and $1,029,984 was capitalized to exploration properties.
Agent options
As at December 31, 2006, 130,893 agent options were outstanding with an exercise price of $1.40 and expiring on March 18, 2007.
6	Income taxes

In Canada, the Company has non-capital losses for income tax purposes of approximately $12,429,225, which expire between 2014 and 2026.

There has been approximately $1.4 million of losses in Peru which can usually be applied to reduce income in future periods.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
The benefits of the above tax loss carry-forwards are not recognized due to complete uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities as well as other local regulations. Significant components of the Company’s future income tax assets, after applying substantively enacted corporate income tax rates are as follows:

	2006	2005
	$	$
Non-capital losses	4,242,149	3,279,462
Unamortized share issue costs	706,166	881,633
Carrying value of resource properties and property, plant and equipment in excess of tax value	(3,460,227)	(1,273,565)

	1,488,088	2,887,530
Less: Valuation allowances	(1,488,088)	(2,887,530)

	—	—

7	Segmented information

The Company has one operating segment, which is mineral exploration. Total assets by geographic segment are as follows:

	December 31,	December 31,
	2006	2005
	$	$
Canada	34,224,529	24,841,625
Peru	81,101,322	35,665,457

	115,325,581	60,507,082

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.
8	Subsequent events

Subsequent to December 31, 2006, 130,893 Agent options were exercised for cash proceeds of $183,250.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
9	United States generally accepted accounting principles (U.S. GAAP)

The effect of the measurement differences between Canadian GAAP and U.S. GAAP are summarized below.

As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under U.S. GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

The significant changes in the consolidated financial statements relative to U.S. GAAP are as follows:

				Period from
	Year ended	Year ended	Year ended	April 24, 2003
	December 31,	December 31,	December 31,	to December
	2006	2005	2004	31,2006
	$	$	$	$
Statements of Operations and Deficit
Net loss following Canadian GAAP	(3,349,734)	(3,421,771)	(277,288)	(7,092,534)
Net effect of write-down of deferred expenditures	(32,983,748)	(17,233,174)	(11,550,170)	(62,973,520)

Net loss and comprehensive loss under U.S. GAAP	(36,333,482)	(20,654,945)	(11,827,458)	(70,066,054)

Loss per share under U.S. GAAP	(0.32)	(0.22)	(0.18)	—

Weighted average number of shares outstanding, following U.S. GAAP	114,612,727	94,605,447	65,631,543	—

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)

				Period from
				April 24, 2003
	Year ended	Year ended	Year ended	to December
	December 31,	December 31,	December 31,	31,
	2006	2005	2004	2006
	$	$	$	$
Statements of Cash Flows
Cash flows from (used in) operating activities, Canadian GAAP	(2,319,415)	(2,428,454)	362,177	(4,374,498)
Deferred expenditures	(15,045,095)	(16,022,873)	(10,636,430)	(42,899,185)

Cash flows used in operating activities, U.S. GAAP	(17,364,510)	(18,451,327)	(10,274,253)	(47,273,683)

Cash flows used in investing activities, Canadian GAAP	(30,922,620)	(17,667,252)	(12,802,096)	(62,606,756)
Deferred expenditures	15,045,095	16,022,873	10,636,430	42,899,185

Cash flows used in investing activities, U.S. GAAP	(15,877,525)	(1,644,379)	(2,165,666)	(19,707,571)

	December 31,	December 31,
	2006	2005
	$	$
Consolidated Balance Sheets

Total assets following Canadian GAAP	115,325,851	60,507,082
Net effect of write-down of deferred expenditures	(62,973,520)	(29,989,772)

Total assets under U.S. GAAP	52,352,331	30,517,310

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)

						Deficit
						accumulated
			Common			during the
	Common	Warrants	stock		Contributed	development
	stock	and agent	amount	Warrants	surplus	stage
	shares	options	$	$	$	$
Statements of Shareholders’ Equity, U.S. GAAP
Shares issued for cash	37,500,000	—	1,177,562	—	—	—
Shares issued for services	12,500,000	—	10,000	—	—	—
Loss for the period	—	—	—	—	—	(1,250,169)

Balance — December 31, 2003	50,000,000	—	1,187,562	—	—	(1,250,169)

Cash call shareholder contribution	—	—	—	—	200,000	—
Acquisition of Peru Copper Inc.	300,000	—	(124,747)	—	65,810	—
Shares issued for cash	9,428,570	4,714,284	11,764,286	235,714	—	—
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	38,267,577	745,625	—	—
Over allotment of IPO	4,473,750	2,236,875	5,761,986	111,844	—	—
Share issuance costs	—	2,104,223	(5,115,407)	689,037	—	—
Stock-based compensation	—	—	—	—	879,308	—
Loss for the period	—	—	—	—	—	(11,827,458)

Balance — December 31, 2004	94,027,320	23,967,882	51,741,257	1,782,220	1,145,118	(13,077,627)

Shares issued for cash — Agent options exercised	200,000	(200,000)	280,000	—	—	—
Shares issued for cash — Warrants exercised	3,514,424	(3,514,424)	5,974,511			—
Fair value of options exercised	—	—	117,410		(117,410)	—
Fair value of warrants exercised	—	—	688,506	(688,506)	—	—
Warrants expired	—	(1,381)	—	—	—	—
Stock-based compensation	—	—	—	—	2,295,060	—
Loss for the period	—	—	—	—	—	(20,654,945)

Balance — December 31, 2005	97,741,744	20,252,077	58,801,684	1,093,714	3,322,768	(33,732,572)

Shares issued for cash — Options exercised	1,353,780	—	1,947,955	—	—	—
Shares issued for cash — Warrants exercised	20,113,100	(20,113,100)	40,226,200	—	—	—
Fair value of warrants exercised	—	—	1,005,655	(1,005,655)	—	—
Fair value of options exercised			1,353,780	—	(1,353,780)	—
Warrants expired		(8,084)
Stock-based compensation	—	—	—	—	3,112,527	—
Loss for the period	—	—	—	—	—	(36,333,482)

Balance — December 31, 2006	119,208,624	130,893	103,335,274	88,059	5,081,515	(70,066,054)

Shareholders’ Equity
Under Canadian GAAP the Company estimated the fair value of the shares and warrants attached to the units issued, which resulted in a value of $nil allocated to the warrants. Under U.S. GAAP the warrants attached to

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
the units issued have been given a fair value of $0.05 per warrant. The 21,863,660 warrants have a fair value of $1,093,183 and the common stock is recorded at $55,793,849.
Recent U.S. accounting pronouncements
In March 2005, FIN 47 was introduced which relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. This does not have an impact on our financial statements.
During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company’s 2006 financial statements and does not impact earnings.
In March 2005, the Emerging Issues Task Force of the FASB issued statement 04-6 “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”) which precludes deferral of stripping costs during a mine’s production phase. EITF 04-6 requires that deferred stripping costs be considered a variable production cost. The new pronouncement is effective January 1, 2006 and transition provisions allow any remaining balances in deferred stripping asset accounts to be closed directly to retained earnings on January 1, 2006. In Canada the Emerging Issues Committee (“EIC”) has issued EIC 160 “Stripping Costs Incurred in the Production Phase of the Mining Operation” which concludes that deferred stripping costs during the production phase of a mine’s life should generally be considered a variable production costs and included in the cost of inventory unless it can be shown that the stripping costs represent a betterment to the mineral property. EITF 04-06 is effective for the company’s 2006 financial statements and does not impact earnings.
In June 2006, FASB issued Accounting for Uncertain Tax Positions — an Interpretation of FASB Statement No. 109, FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on recognition, classification, presentation and disclosure of unrecognized tax benefits. Management is required to adopt this statement effective January 1, 2007 and is currently assessing the impact on the Company’s financial statements.
In September 2006, FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. This standard is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact on the Company’s financial statements.

Peru Copper Inc.
(an exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in U.S. dollars)
Recent Canadian accounting pronouncements
In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:
Financial Instruments – Recognition and Measurement, Section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.
Hedges, Section 3865
This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
Comprehensive Income, Section 1530
This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).